QuickLinks -- Click here to rapidly navigate through this document

SECURITIES AND EXCHANGE COMMISSION,
WASHINGTON, D.C. 20549

SCHEDULE TO
(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d) (1) OR 13(e) (1)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

THE NEWKIRK MASTER LIMITED PARTNERSHIP

(Name of Subject Company (Issuer)

THE NEWKIRK MASTER LIMITED PARTNERSHIP

(Names of Filing Persons (Identifying Status as Offeror, Issuer or Other Person))

UNITS OF LIMITED PARTNERSHIP INTEREST

(Title of Class Securities)

None

(CUSIP Number of Class Securities)

CAROLYN TIFFANY
THE NEWKIRK MASTER LIMITED PARTNERSHIP
7 BULFINCH PLACE
SUITE 500
BOSTON, MA 02114
(617) 570-4600

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee

$4,226,837	$497.50

*
For purposes of calculating the fee only. This amount assumes the purchase of 99,455 units of limited partnership interest of the subject partnership for $42.50 per unit. The amount of the filing fee, calculated in accordance with the Securities and Exchange Commission Fee Rate Advisory #6 for fiscal year 2005, dated December 9, 2004, equals $117.70 per each $1 million of the value of securities proposed to be purchased.

☒
Check the box if any part of the fee is offset as provided by Rule 0- 11 (a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $497.50	Filing Party: The Newkirk Master Limited Partnership
Form or Registration No.: Schedule TO-I	Date Filed: 2/22/05

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐
third-party tender offer subject to Rule 14d-1.

☒
issuer tender offer subject to Rule 13e-4.

☐
going-private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2.

    Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

TENDER OFFER STATEMENT

        This Amendment No. 1 amends the Tender Offer Statement on Schedule TO (the "Schedule TO") of The Newkirk Master Limited Partnership filed on February 22, 2005, relating to an offer to purchase its units of limited partnership interest upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 22, 2005 (the "Offer to Purchase") and the related Letter of Transmittal. The Schedule TO is hereby amended and supplemented as follows.

Item 1. Summary Term Sheet.

        Item 1 is hereby supplemented as follows:

        The cover page to the Offer to Purchase is hereby amended by adding the following sentence at the end of the first paragraph thereof:

    "We will extend our offer in accordance with Rule 14e-1(b) under the Securities and Exchange Act of 1934 in the event any distribution is declared and payable to holders of units prior to the expiration date of this offer."

Item 2. Subject Company Information.

        Item 2 is hereby supplemented as follows:

        The Section of the Offer to Purchase entitled "Section 9. Certain Information Concerning Us" is hereby amended by adding the following sentence at the end of the first paragraph thereof:

        "The term of your partnership continues in perpetuity."

Item 4. Terms of the Transaction.

        Item 4 is hereby supplemented as follows:

        The first paragraph of the section of the Offer to Purchase entitled "Section Proration; Acceptance for Payment and Payment for Units" is hereby amended by deleting the parenthetical contained at the very end of said paragraph and adding the following sentence at the end of said paragraph:

    "We will accept for payment fractional units properly tendered pursuant to this offer."

        The first sentence of the second paragraph of the section of the Offer to Purchase entitled "Section 2. Proration; Acceptance for Payment for Units" is hereby amended in its entirety to read as follows:

    "We will pay for up to the maximum number of units validly tendered and not withdrawn in accordance with Section 4 promptly following the expiration date."

Item 6. Purposes of the Transaction and Plans or Proposals.

        Item 6 is hereby supplemented as follows:

        The section of the Offer to Purchase entitled "Section 8. Future Plans" is hereby amended to insert the following paragraph immediately following the first paragraph thereof:

        "Neither your partnership nor any affiliates of your partnership has any current plans to acquire additional units. However, your partnership may, in the future, make additional offers for units in order to provide liquidity to holders of units. Except as set forth in the immediately preceding sentence, your partnership is not making this offer with a view toward, or in connection with, any plan or purpose of acquiring units in a series of successive and periodic offers (whether or not at increasing prices) in order to acquire units over time at the lowest possible price at which holders of units are willing to sell such units."

Item 11. Additional Information.

        Item 11 is hereby supplemented as follows:

        The last paragraph of the Section of the Offer to Purchase entitled "Section 12. Background of the Offer" is hereby amended by adding the following sentence at the end of the paragraph:

    "In addition, affiliates of your general partner currently own approximately 80.4% of the outstanding units and those units will not be tendered in this offer. Accordingly, your general partner had a conflict of interest in structuring the offer and determining the price to be offered."

Signature

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THE NEWKIRK MASTER LIMITED PARTNERSHIP
By:	MLP GP LLC General Partner
By:	Newkirk MLP Corp. Manager
By	/s/ PETER BRAVERMAN Peter Braverman Executive Vice President

Dated: March 8, 2005

QuickLinks

TENDER OFFER STATEMENT
Signature